Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC Controlling Shareholder Files Amended 13D

    VANCOUVER, April 28 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX:
FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today that it has been advised that its controlling shareholder and Executive Chairman, Craig L. Dobbin,
O.C., has filed an amended Schedule 13D (the "13D") with the United States
Securities and Exchange Commission (the "SEC").
    Readers should have reference to the 13D on file with the SEC. CHC takes no responsibility for the accuracy or completeness of the statements contained in the 13D.
    CHC also announced that Mr. Dobbin advised CHC that the two private equity firms with whom he had been engaged in discussions, which CHC previously announced have terminated, have released him from any restriction on him or his affiliates with respect to entering into or supporting any alternative transaction.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.

     If you wish to be added to, or removed from, the Company's distribution list, please contact communications(at)chc.ca.

    This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United
States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Jo Mark Zurel, Senior Vice-President And Chief
Financial Officer, (604) 279-2451; Chris Flanagan, Director of Communications,
(604) 279-2493;
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    (FLY.SV.A. FLY.MV.B. FLI)

CO:  CHC Helicopter Corporation

CNW 03:00e 28-APR-06